BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that, in relation to the operation launched this morning by the Brazilian Federal Police, the Company is collecting further details referred to the operation and is cooperating to elucidate the facts. The Company fully complies with Brazilian and international norms and regulations concerning the production and commercialization of its products, and for more than 80 years BRF has demonstrated its commitments to quality and food safety, which are present in all of its operations in Brazil and abroad.

The Company reiterates that it fully remains at the disposal of authorities, keeping its compromise with full transparency in the communication with its clients, consumers, shareholders, and the market in general.

São Paulo, March 5, 2018

Lorival Nogueira Luz Jr.
Chief Finance and Investor Relations Officer